SCHEDULE 13E-4
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                            ISSUER TENDER OFFER STATEMENT
           (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF
                                        1934)
                                   AMENDMENT NO. 1

                                 (CORRECTED VERSION)

                           TEXAS UTILITIES ELECTRIC COMPANY
                                   (Name of Issuer)

                           TEXAS UTILITIES ELECTRIC COMPANY
                         (Name of Person(s) Filing Statement)

               DEPOSITARY SHARES, EACH REPRESENTING 1/4TH OF A SHARE OF
                 $8.20 CUMULATIVE PREFERRED STOCK, WITHOUT PAR VALUE,
                       (LIQUIDATION PREFERENCE $100 PER SHARE)

               DEPOSITARY SHARES, EACH REPRESENTING 1/4TH OF A SHARE OF
                 $7.50 CUMULATIVE PREFERRED STOCK, WITHOUT PAR VALUE,
                       (LIQUIDATION PREFERENCE $100 PER SHARE)

               DEPOSITARY SHARES, EACH REPRESENTING 1/4TH OF A SHARE OF
                 $7.22 CUMULATIVE PREFERRED STOCK, WITHOUT PAR VALUE,
                       (LIQUIDATION PREFERENCE $100 PER SHARE)
                           (Title of Classes of Securities)

                                      882850 480
                                      882850 449
                                      882850 415
                       (CUSIP Numbers of Classes of Securities)


          ROBERT A. WOOLDRIDGE,    PETER B. TINKHAM   ROBERT J. REGER, JR.,
                   ESQ.            Texas Utilities             ESQ.
           Worsham, Forsythe &     Electric Company     Reid & Priest LLP
            Wooldridge, L.L.P.        Secretary        40 West 57th Street
            1601 Bryan Street     1601 Bryan Street     New York, New York
           Dallas, Texas 75201   Dallas, Texas 75201          10019
              (214) 979-3000        (214) 812-4600        (212) 603-2000

             (Name, Address and Telephone Number of Person Authorized to
                                 Receive Notices and
             Communications on Behalf of the Person(s) Filing Statement)


                                   November 8, 1995

            (Date Tender Offer First Published, Sent or Given to Security
                                       Holders)


                              Calculation of Filing Fee
                ------------------------------------------------------
                    Transaction                   Amount of
                    Valuation                     Filing Fee
                    $498,663,300                  $99,733
               ------------------------------------------------------

          [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  $164,412.37
          Form or Registration No.: Registration Statement No. 33-63031 and 33-63031-01, and 33-63033 and 33-63033-01 on Form S-4
          Filing Parties: Texas Utilities Electric Company, TU Electric Capital I and TU Electric Capital II
          Date Filed:  September 28, 1995

          ITEM 8.   Additional Information.*


          The Exchange Offer expired on December 6, 1995. The results of the Exchange Offer were as follows: (i) 1,653,258 Depositary Shares, each representing 1/4th of a share of $8.20 Cumulative Preferred Stock, without par value (liquidation preference $100 per share) were tendered for cash and 1,991,253 of such Depositary Shares were exchanged for 9.00% Trust Originated Preferred Securities of TU Electric Capital II; (ii) 2,654,924 Depositary Shares, each representing 1/4th of a share of $7.50 Cumulative Preferred Stock, without par value (liquidation preference $100 per share) were tendered for cash and 3,435,442 of such Depositary Shares were exchanged for 8.25% Trust Originated Preferred Securities of TU Electric Capital I plus a cash component; and (iii) 2,943,568 Depositary Shares, each representing 1/4th of a share of $7.22 Cumulative Preferred Stock, without par value (liquidation preference $100 per share) were tendered for cash and 2,435,602 of such Depositary Shares were exchanged for 8.25% Trust Originated Preferred Securities of TU Electric Capital I plus a cash component.



          *The information in this paragraph corrects the information provided in Amendment No. 1 as filed December 19, 1995, in compliance with Rule 13E-4(c)(3). The corrected amendment reports tenders of Depositary Shares made prior to the expiration of the Exchange Offer by letter of transmittal, subject to delivery of certificates for such shares, for which receipt of certificates by the Exchange Agent was recorded after December 19 and on or before December 26, 1995.

                                      SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          Dated:  January 3, 1996          Texas Utilities Electric Company



                                            By: /s/ Robert J. Reger, Jr.
                                               ____________________________
                                               Robert J. Reger, Jr.
                                               Attorney-in-Fact